NEWS RELEASE

RepliCel Announces Shareholder Approval of 10% Rolling Stock Option Plan

Not for distribution to U.S. Newswire Services or for dissemination in the United States.
VANCOUVER, BC, CANADA – March 9, 2023 – RepliCel Life Sciences Inc. (OTCPK: REPCF) (TSXV: RP) (FRA:P6P2) (“RepliCel” or the “Company”), a company developing novel, next-generation injection technologies as well as regenerative medicine products in aesthetics and orthopedics, is pleased to announce that at the Company’s annual general and special shareholder’s meeting held on February 28, 2023, the shareholders approved the Company’s 10% Rolling Stock Option plan (the “Plan”).  The board of directors approved the Plan on January 27, 2023, subject to regulatory and shareholder approval.
The Plan is a “rolling” stock option plan, whereby the aggregate number of common shares (the “Shares”) reserved for issuance, together with any other Shares reserved for issuance under any other plan or agreement of the Company, shall not exceed ten (10%) percent of the total number of issued Shares (calculated on a non-diluted basis) at the time an option is granted.
A copy of the Plan was appended to the Company’s management information circular dated January 27, 2023, and is available under the Company’s profile on SEDAR.
About RepliCel Life Sciences
RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration. These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function. These cell therapy product candidates are based on RepliCel’s innovative technology, utilizing cell populations isolated from a patient’s healthy hair follicles.
The Company’s cell therapy product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. RCH-01 has been the subject of successful safety and dose-finding clinical studies and is now the subject of its third clinical study evaluating efficacy for the treatment of male and female hair loss due to androgenetic alopecia. This ongoing study is being funded by Shiseido Company Limited pursuant to a license agreement which has now been terminated but is the subject of an arbitration regarding Shiseido’s rights to the product for Asia. RepliCel maintains the undisputed rights to RCH-01 for the rest of the world. RCT-01 and RCS-01 are exclusively licensed in Greater China to YOFOTO (China) Health Company. RepliCel and YOFOTO are currently co-developing these products in China. RepliCel maintains the rights to these products outside of Greater China.
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RepliCel has also developed a proprietary injection device (DermaPreciseTM) and related consumables, which is expected to improve the administration of its cell therapy products and certain other injectables. YOFOTO has exclusively licensed the commercial rights for the DermaPrecise™ device and consumables in Greater China for dermatology applications and is expected to first launch the product in Hong Kong upon it being approved for market launch in either the United States or Europe. Please visit replicel.com for additional information.
Notable Facts:
•	RepliCel’s three cell therapy products have now been tested in over 100 patients in four countries on three continents.
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RepliCel now has key strategic regional partners each of which are now investing heavily in the further clinical testing and development of RepliCel’s products for their markets. Data from each of the clinical programs will strengthen the product development initiatives for RepliCel and its other partners worldwide.

For more information, please contact:
Andrew Schutte, CEO and President
604-248-8693
info@replicel.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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